Exhibit (c)(2)
M & F WoB1dwd Co0 Presentation to the Special Committee of the Board of Directors June 20, 2011 EVERCORE PARTNERS

Table of Contents Confidential Section Executive Summary I Why Evercore? II Evercore Team III Preliminary Situation Assessment IV EVERCORE PARTNERS

These materials have been prepared by Evercore Group L.L.C. (‘Evercore”) for The Special Committee of the Board of Directors of M&F Worldwide Corp. (the “Company”). These materials are based on information provided by or on behalf of the Company and/or other potential transaction participants, from public sources or otherwise reviewed by Evercore. Evercore assumes no responsibility for independent investigation or verification of such information and has relied on such information being complete and accurate in all material respects. To the extent such information includes estimates and forecasts of future financial performance prepared by or reviewed with the management of the Company and/ or other potential transaction participants or obtained from public sources, Evercore has assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management (or, with respect to estimates and forecasts obtained from public sources, represent reasonable estimates). No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. These materials were designed for use by specific persons familiar with the business and affairs of the Company. These materials are not intended to provide the sole basis for evaluating, and should not be considered a recommendation with respect to, any transaction or other matter. These materials have been developed by and are proprietary to Evercore and were prepared exclusively for the benefit and internal use of the Company. These materials were compiled on a confidential basis for use of the Company in evaluating the potential transaction described herein and may not be reproduced, disseminated, quoted or referred to, in whole or in pari, without the prior written consent of Evercore. These materials do not constitute an offer or solicitation to sell or purchase any securities and are not a commitment by Evercore (or any affiliate) to provide or arrange any financing for any transaction or to purchase any security in connection therewith. Evercore assumes no obligation to update or otherwise revise these materials. These materials may not reflect information known to other professionals in other business areas of Evercore and its affiliates. Evercore and its affiliates do not provide legal, accounting or tax advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by Evercore or its affiliates to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the impact of the transactions or matters described herein.

I. Executive Summary EVERCORE PARTNERS

Executive Summary Confidential Evercore is pleased to present this proposal to advise the Special Committee of the Board of Directors of M&F Worldwide Corp (“M&F” or the “Company”). In this presentation, we provide a roadmap for who and how we would work with the Special Committee in response to the proposal submitted by MacAndrews & Forbes Holdings (“MF Holdings”) • The Company’s current situation highlights the need for an independent Special Committee advisor with deep experience in similar situations — Mr. Perelman’s significant existing ownership position and current proposal — The dual role of certain executives — Significant scrutiny and likely litigation — Limited market understanding regarding the future financial performance of the Company • Evercore is uniquely positioned to serve as financial advisor to the Special Committee and ensure that the process is designed to both maximize shareholder value and to minimize any legal challenges — We will commit dedicated senior professional resources to ensure that the Special Committee is in a position to respond efficiently and effectively to the proposal — We have committed a team with vast industry knowledge across all of the Company’s multiple sectors — We have significant and highly relevant Special Committee experience managing complex shareholder and management dynamics — We are independent and have no conflicts of interest nor history with Perelman-controlled entities EVERCORE PARTNERS 1

Executive Summary (cont’d) Confidential • There are two fundamental questions that will frame the optimal process by which the Special Committee will maximize shareholder value: — Can effective competition be created when the largest shareholder declares he is a “buyer but not a seller”? • There are multiple effective mechanisms to assess value even where a full market test is impractical — What leverage does the Special Committee have in the absence of effective competition? Saying “no” • Majority of the Minority Vote Potential exploration of alternative paths to value creation, such as breaking up the Company or sale of selected assets • The optimal response to the proposal will be a function of the standalone prospects of the Company as well as the attractiveness of the Company’s businesses to others — In determining the optimal response, it is critical that the Special Committee maintain control of the process — The true prospects of the Company can only be evaluated based on a thorough review of the Company’s businesses • Evercore will dedicate the resources to perform a comprehensive and efficient “bottoms-up” analysis to determine intrinsic value • Evercore has recent experience in successfully navigating through and around any management conflicts and/or obstacles (e.g. infoGROUP) • We are excited by the prospect of working closely with you and would welcome the opportunity to formally introduce the team and share our perspectives EVERCORE PARTNERS 2
II.

Why Evercore? EVERCORE PARTNERS

Why Evercore? *Confidential*

Criteria for Selecting a Special Committee Advisor

Committee's Areas of Interest	Evercore Delivers
Special Committee Experience	▪ Significant Special Committee advisory experience in highly relevant situations to M&F Worldwide ▪ Provided unconflicted and independent Fairness Opinions on over 100 transactions with aggregate value of over $500 billion since 2005
Industry Expertise	▪ One of the most active M&A advisors in the education sector, advising Schoolnet on its sale to Pearson, Angel Learning on its sale to Blackboard, eCollege on its sale to Pearson, Apax Partners on its acquisition of Thomson Learning, among others ▪ Your dedicated team has significant advisory experience in relevant print and marketing services, including representing infoGROUP on its sale to CCMP Capital, R.R. Donnelley on its unsuccessful bid for Quebecor World and World Color on its sale to Quebecor ▪ Evercore is a leader among financial technology advisors, representing RiskMetrics on its sale to MSCI, First Data on its sale to KKR and NASDAQ on its recent unsuccessful bid for NYSE Euronext
Dedicated Senior Team	▪ Senior level focus on a day-to-day basis, including Eduardo Mestre (Senior Managing Director), Jonathan Knee (Senior Managing Director), Jason Sobol (Senior Managing Director) and Gus Christensen (Managing Director) ▪ Fully committed team with extensive recent and relevant experience both in Special Committee work generally and in all the applicable industry segments specifically

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Why Evercore? Confidential Criteria for Selecting a Special Committee Advisor (cont’d) . • Evercore is an independent and unconflicted advisory firm that has never had a financial advisory mandate with or received any M&A or financing fees from either MFW or any other entity affiliated with Ron Perelman, nor have any of the bankers on the team done so with prior employers • No underwriting, proprietary trading, derivatives trading, market making or equity research in M&F Worldwide • No lending activity; no potential interest in financing the Transaction • Significant team and institutional experience that encompasses numerous delicate and potential conflicting interests of various constituencies (e.g. infoGROUP, Freedom Communications, PanAmSat Corp, Cendant, Insight Communications, etc.) • Experience with, and on behalf of a Special Committee to productively navigate internal processes with potentially conflicted management • Team has a comprehensive understanding of the industries and Company-specific issues involved to expeditiously provide the Special Committee with appropriate advice, protection and execution • Evercore proposes a fee structure for this assignment as follows: (i) $500,000 Retainer Fee, (ii) $2,000,000 Opinion Fee and (iii) up to $1,500,000 Discretionary Fee, at the Special Committee’s sole discretion Committee’s Areas of Interest I Evercore Delivers Independent and Zctiv Expertise in Managing Transactions with Complex Shareholder Dynamics Fee Structure EVERCORE PARTNERS 4

Why Evercore? *Confidential*

Evercore is a Fully Independent and Unconflicted Advisor

- Neither Evercore as a firm nor any of the principal bankers on the team (Eduardo Mestre, Jonathan Knee, Jason Sobol and Gus Christensen) in their past positions with prior employers has ever received a M&A advisory or financing mandate from or received an M&A or financing fee from MacAndrews & Forbes Holdings, Inc., Ronald Perelman or any of the companies that they control or are affiliated with as listed below:

Company	Evercore Partners	Principals on Deal Team at Prior Employers
MacAndrews AMG Holding, LLC / AM General	No	No
Deluxe Entertainment Services Group Inc.	No	No
Faneuil, Inc.	No	No
M&F Worldwide	No	No
Harland Clarke Holdings Corp. / Harland Clarke / Checks in the Mail	No	No
Harland Financial Solutions	No	No
Scantron	No	No
Mafco	No	No
Panavision	No	No
Revlon Group, Inc.	No	No
Scientific Games Corporation	No	No
SIGA Technologies Inc	No	No
TransTech Pharma	No	No

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Why Evercore? Overview of the Firm Confidential Established in 1996, Evercore is the leading independent investment banking advisory firm in the U.S., providing strategic advisory services to prominent multinational corporations and financial sponsors on mergers, acquisitions, divestitures and capital markets transactions Our Businesses • Investment Banking — Advised on Over $1 trillion of announced transactions — M&A Advisory — Capital Markets & Institutional Equities — Debt Capital Markets and Restructuring • Investment Management — Over $17 billion in funds under management Our Principles • Quality • Integrity Our People • 60 Senior Managing Directors • 625 employees • 270 M&A and Restructuring professionals Our Presence • U.S. — New York, San Francisco, Houston, Los Angeles, Boston, Washington D.C. • Europe — London • Latin America — Mexico City, Monterrey, São Paulo, Rio de janeiro, Buenos Aires • Asia — Japan, China, Hong Kong, South Korea EVERCORE PARTNERS 6

Why Evercore? *Confidential*

Leading Independent Advisory Firm

- **Evercore is the most prominent and highest ranked independent advisory firm with respect to U.S. M&A transactions**

U.S. M&A Announced Transactions ($ in billions)

Boutiques

2000 – 2011 YTD

1	Evercore Partners	$871.7
2	Houlihan Lokey	$383.8
3	Blackstone Group LP	$340.9
4	Greenhill & Co, LLC	$299.2
5	Centerview Partners LLC	$218.9
6	Sagent Advisors Inc	$209.1
7	Duff and Phelps	$184.8
8	Moelis & Co	$169.0
9	Perella Weinberg Partners LP	$146.9
10	Allen & Co Inc	$93.0

2011 YTD

1	Evercore Partners	$130.4
2	Greenhill & Co, LLC	$39.5
3	Perella Weinberg Partners LP	$22.1
4	Moelis & Co	$17.7
5	Centerview Partners LLC	$15.4
6	Qatalyst Partners	$9.7
7	Flagstaff Partners Pty Ltd	$9.4
8	Houlihan Lokey	$3.5
9	Peter J. Solomon Co Ltd	$3.0
10	Gresham Partners	$2.5

All Firms

2000 – 2011 YTD

1	Goldman Sachs & Co	$4,494.7
2	Morgan Stanley	$3,471.8
3	JP Morgan	$3,316.9
4	Bank of America Merrill Lynch	$3,263.2
5	Citi	$2,755.5
6	Credit Suisse	$2,233.4
7	Barclays Capital	$2,114.8
8	UBS	$1,319.3
9	Lazard	$1,174.6
10	Deutsche Bank AG	$1,143.3
11	Evercore Partners	$871.7
12	Wells Fargo & Co	$407.1
13	Houlihan Lokey	$383.8
14	Commerzbank AG	$356.1
15	Blackstone Group LP	$340.9

2011 YTD

1	Morgan Stanley	$207.9
2	JP Morgan	$160.9
3	Citi	$153.0
4	Bank of America Merrill Lynch	$151.9
5	Credit Suisse	$150.8
6	Evercore Partners	$130.4
7	Goldman Sachs & Co	$115.9
8	Deutsche Bank AG	$94.9
9	Barclays Capital	$82.0
10	Lazard	$78.4
11	Rothschild	$72.3
12	UBS	$56.0
13	Greenhill & Co, LLC	$39.5
14	Perella Weinberg Partners LP	$22.1
15	Moelis & Co	$17.7

Source: Thomson Financial as of 6/1/2011

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Why Evercore? Confidential Significant U.S. Evercore Advisory Transactions Advising Advising Advising Advising Advised INTERNATIONAL® PAPER Exelon ri Lubrizol t IcE at&t on its potential $4.3 billion on its pending $12 billion on its pending $39.0 billion acquisition of merger with acquisition of on its pending $9.7 billion sale to Credit Facility Trust T Mobile” Constellation from with regard to the $59 billion Teinple-Inland 0 Energy DCUSChV BERKSHIRE HAThAWAY INC. recapitalization of AIG Telekoni 2011 2011 2011 2011 2011 / 2010 Advised Advised Advised Advised Advised TPG HI sanoli aventis matters CenturyLink lyon dell base II Icpp I I III II ‘INVESTMENT on its I BOARD on its $20.1 billion $22.4 billion merger with on its $23.1 billion dual-tranche acquisition of on restructuring alternatives on their $5.2 billion acquisition of IPO of common and mandatory affecting approximately $24.6 billion of debt convertible preferred stock (Je1’lZtyl“fle Q we St I ni s 2010 2010 2010 2010/2009 2009 Advised Advised Advised Advised Advised sn,sr //4 ci’r I“i Wyeth NA IL 14/A 3’ __________ A C S AFFTLTATEI) COMPUTER SERVTCFS, TNC, on its $43.8 billion on its $67.9 billion sale to on its on the largest-ever pre-packaged sale to $8.3 billion bankruptcy, involving $54 billion on restructuring alternatives sale to of debt and preferred stock affecting approximately BERKSHIRE HATHAWAY e obligations $84 billion of debt xerox) 2009 2009 2009 2009 2009 EVERCORE PARTNERS 8

Why Evercore? *Confidential*

Selected Special Committee and Board Advisory Roles in Conflicted Situations

Company	Situation
CHRYSLER	▪ Advised the Finance Committee of the Board of Directors in connection with its recent recapitalization via a $6.0 billion debt raise and a $1.3 billion equity infusion from Fiat Automotive ▪ Principal issues included structuring a comprehensive solution that satisfied the needs of all constituents ▪ Agreements drafted at the time of Chrysler's bankruptcy were poorly worded, resulting in considerable differences of opinion regarding the exercise price of the option that Fiat held; Evercore helped bring consensus to a specific price for the investment
EXCO	▪ Advising the Special Committee of the Board of Directors of EXCO Resources, Inc. on the evaluation of the $5.4 billion ($20.40 per share) proposed management-led buyout announced on November 1, 2010
TARGA	▪ Advised Targa Resources, Inc. with respect to the transfer of its 76.8% membership interest in Venice Energy Services Company, L.L.C. to Targa Resources Partners L.P. for $168 million in September of 2010 ▪ Advised Targa Resources, Inc. with respect to the transfer of its 63% interest in Versado Gas Processors, L.L.C., a Permian Basin gathering and processing business, to Targa Resources Partners L.P. for $230 million in August of 2010 ▪ Represented the Board of Directors of Targa Resources, Inc. on the sale of natural gas gathering and processing assets to Targa Resources Partners L.P. for $420 million in March of 2010
CHENIERE	▪ Represented the Conflicts Committee of Cheniere Energy Partners, L.P. on the transfer of a Terminal Use Agreement and other Agreements from Cheniere Energy, Inc in June of 2010
CAPITAL PRODUCT PARTNERS L.P.	▪ Represented the Conflicts Committee of the Board of Capital Products Partners, L.P. in the acquisition of a medium range product tanker from Capital Maritime and Trading Corp. for $44 million in August of 2010 ▪ Represented the Conflicts Committee of the Board of Capital Products Partners, L.P. in the acquisition of a medium range product tanker from Capital Maritime and Trading Corp. for $43 million in February of 2010

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Why Evercore? Confidential Selected Special Committee and Board Advisory Roles in Conflicted Situations (cont’d) Company nfogroup AACS Bright Horizons FAMILY SOLUTIONS ;1 1jT,;0] • Evercore was retained by the Special Committee in 2007, when the CEO, who owned over 350 o of the shares, proposed to acquire the remainder of the shares for $12.25 to $12.50 per share. After negotiation, the CEO raised his bid to $13.35. The deal fell through after the financial crisis began • After the CEO announced in December of 2008 that the company should be sold and that he might be a buyer or a seller, Evercore conducted a review of strategic alternatives and then a broad sale process, culminating in a sale to CCMP Capital in March 2010, in which the CEO sold his stake and exited • Evercore advised the Special Committee of the Board of Directors of Affiliated Computer Services, Inc. (“ACS”) on its $8.3 billion sale to Xerox Corporation in 2009 • ACS had a dual-class voting structure, with disproportionate control held by its Chairman, who founded the company • After significant negotiations, the Special Committee was ultimately able to run a competitive sale process without the Chairman’s direct involvement, provided that the ultimate buyer agreed to pay a pre-agreed premium for the high vote Class B shares • Evercore provided an opinion that the merger consideration received by Class A (low vote) shareholders other than the Chairman (who held both Class A and Class B shares) was fair, taking into account the additional consideration received by Class B shareholder • Engaged by the Special Committee of the Board of Directors to advise them on a potential go-private transaction in which the Company’s advisor also became a source of financing for potential acquirers • In early 2008, Bright Horizons announced the sale of the company to Bain Capital for $1.3 billion; Evercore conducted the go-shop process post-announcement EVERCORE PARTNERS 10

Why Evercore? *Confidential*

Selected Special Committee and Board Advisory Roles in Conflicted Situations (cont'd)

Company	Situation
AllianceData	▪ Advised the Special Committee of AllianceData Systems Corporation on its sale to Blackstone for $7.8 billion in 2007 ▪ The transaction was ultimately not possible to close due to action by the Office of the Comptroller of the Currency, which had federal regulatory authority over ADS because one of its subsidiaries is a bank
FIRST DATA	▪ Advised the Special Committee of the Board of Directors of First Data on its sale to KKR for $29 billion in 2007
KAMAN	▪ Evercore advised the Special Committee of Kaman corporation from 2003 through the company's ultimate recapitalization in 2005 ▪ The recapitalization involved the elimination of the dual-class structure, which involved exchanging family-held voting shares for a combination of cash and common shares ▪ The transaction returned voting control of the company to common shareholders and eliminated the overhang of non-executive family control over the public company
The Robert Mondavi Corporation	▪ In 2004, Evercore advised the Special Committee of the Robert Mondavi Corporation on its announced dual-class recapitalization ▪ The recapitalization contemplated the Mondavi family exchanging its super vote shares for common shares in exchange for a premium ▪ Prior to consummation of the recapitalization, the company received an unsolicited offer from Constellation brands, which involved differing consideration for the family (high vote) shareholders relative to common shares ▪ Evercore advised the Special Committee throughout this process, and provided a fairness opinion with respect to the consideration received by the high vote shareholders

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Why Evercore? Confidential Case Study — fifogroup I Evercore’s Role • Engaged in 2007 by the Special Committee in response to an offer by Vin Gupta • Engaged in early 2009 by the Independent Directors to conduct a strategic alternatives review • Engaged in mid-2009 to sell its government services business • Engaged in mid-2009 as financial advisor in connection with the Company’s shareholder rights plan • Engaged in late 2009 by the Independent Directors to conduct a formal sale process 2009-2010 Process • 12/22/08: V. Gupta announced publicly the company should be sold and he may be a buyer or a seller • December ‘08 — August ‘09: Strategic alternatives revie sale of government services business, shareholder rights plan and discussions with Vin regarding role in any potential process • September ‘09 — March ‘10: Evercore conducts a broad sale process for the company as a whole • 3/8/10: The company announced its acquisition by CCMP Capital • March ‘10 —June ‘10: Litigation, deposition, go-shop process EVERCORE PARTNERS 12

Situation Overview • InfoGROUP is a diversified business that includes direct marketing, email marketing, other marketing services, research and government services • Vin Gupta, Chairman and CEO (prior to mid-2008) owned between 350 o4O0 o of the shares outstanding — Government investigations of corporate practices led to Mr. Gupta’s resignation as CEO and Chairman (but remained a director) by mid-2008 • Corporate governance, operational efficiency and decision- processes were questionable 2007 Process • Vin Gupta made a proposal to acquire the shares he did not own for $12.25-$12.50 per share • After several rounds of negotiation, Vin Gupta proposed a purchase price per share of $13.35 • Evercore conducted a market check with strategic and financial buyers • In light of the credit market meltdown, financing for all parties, including Vin Gupta, became challenging and the discussions were terminated Why Evercore? Confidential Notable Education-Related Transactions by Evercore Professionals Advised Advised Advised Advised ANGEL CENGAGE #4 Oschoolnet LEARNING Bright Horizons lb Learning on its on its $100 million sale to FAMILY SOLUTIONS $230 million sale to on its pending $1.3 billion on its $750 million sale to acquisition of the assets of PEARSON Bain Capital HOUGHTONMIFFLIN college divi ion Blackboard 2011 2009 2008 2007 Advised Advised Advised Advised Apax eCo liege eCollege aReed Elsevier PARTNERS INNOVATIVE Lcrnirg. INNOVATIVE eLe rflrg. PROVEN Sue on its $2.1 billion sale of PROVEN on its $7.8 billion on its sale of acquisition of on its $538 million Harcourt’s Higher Ed business sale to 4 DATAMARK TI—IIVIN to TF-I IVI N P E A R S 0 N to an investor group led by ____________ LERN I I\I Oakleigh Thorne LEftR N I MG 2007 2007 2007 2001 Advised Advised Advised Advised PRIMEDIA PEARSON VIACOM on divestiture of on its sale of on its $400 million sale of MACMILLAN REFERENCE on its $4.6 billion sale of Delta Education Supplemental Education Macmillan Library SIM( )N S( HUSTER becae I,i1th en kru b don Group JI JOSSEYBASS to to to MD PEARSON IVicks I RI ppleviood Group APPLETON I LANQI 2001 1999 1999 1998 EVERCORE PARTNERS 13

Why Evercore? *Confidential*

Notable Financial Solutions Transactions by Evercore Professionals

Advised NASDAQ OMX on its unsuccessful unsolicited $13.3B joint bid with ICE TRADE THE WORLD for NYSE Euronext 2011	Advising optionsXpress on its pending $1.0 billion sale to charles SCHWAB 2011	Advised AIG Credit Facility Trust with regard to the $59 billion recapitalization of AIG 2011 / 2010	Advised LIGHTYEAR CAPITAL on the sale of Athilon to EBF ASSOCIATES 2010	Advised RiskMetrics Group on its $1.6 billion sale to MSCI 2010
Advised NYFIX on its $144 million sale to NYSE Euronext 2009	Advised CIT on the largest-ever pre-packaged bankruptcy, involving $54 billion of debt and preferred stock obligations 2009	Advised Swiss Re on its CHF3.0 billion preferred investment from Berkshire Hathaway Inc. 2009	Advised ISE International Securities Exchange on the merger of ISE Stock Exchange with DirectEdge 2008	Advised creditex on its $625 million sale to ICE TRADE THE WORLD 2008
Advised RGM Advisors, LLC on its sale of a minority interest to TA Associates 2008	Advised Gerson Lehrman Group on its $300 million capital raise from SilverLake 2008	Advised E*TRADE on its $2.55 billion common stock, notes, and ABS portfolio sale to CITADEL 2007	Advised ISE International Securities Exchange on its $2.8 billion sale to Eurex 2007	Advised First Data on its $29.0 billion sale to KKR 2007

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Why Evercore? Notable Printing and Marketing Services Transactions by Evercore Professionals Confidential CCMP PUBLISHING GROUP rAMERICA on its $126 million sale to Bain Capital Ventures hcrnr_ock CQpitciJ 11 Gr_owth FnO II, LP. 2007 Advised Gonne“ey on its $2.2 billion acquisition of Sprint fr Publishing & Advertising 2002 Advised shuttfIy on its $333 million acquisition of tinyprints 2011 Advised tjnfogroup on its $635 million sale to Advised Advised KR DONNELLEY on its attempted acquisition of cz Quebecor World 2009 2010 Advised Advised TAC on its sale of Entertainment Publications (EPI) subsidiary to MH EQUITY LNVESTORS 2008 on its acquisition of ness 2007 Advised “ertrue. on its $820 million sale to One Equity Partners 2007 Advised 4 bluelithium DAT IS THE DIFFERENCE on its $300 million sale to 2007 Advised on its $1.2 billion acquisition of Wallace Computer Services 2003 Advised WorldPages.com on its sale to Transwestern Publishing 2001 Advised ‘I/ORLDCOLOR on its $2.7 billion sale to QUEBECOR 1999 EVERCORE PARTNERS 15
III.

Evercore Team EVERCORE PARTNERS

Evercore Team *Confidential*

Client Team for M&F Worldwide Special Committee



Eduardo G. Mestre
Vice Chairman
New York

Eduardo Mestre is Vice Chairman of Evercore Partners with responsibility for the management of the firm's advisory practice. Prior to joining Evercore in November of 2004, Mr. Mestre was a Vice Chairman of Citigroup Global Markets, Inc. and Chairman of its Investment Banking Division. Mr. Mestre was head of investment banking at Salomon Smith Barney and its predecessor firms from 1995-2001 and co-head of Salomon Brothers' mergers and acquisitions department from 1989-1995.

Since joining Evercore, Mr. Mestre has represented Frontier in its acquisition of Verizon's rural access lines; ACS in its sale to Xerox; MGM Mirage in its financial restructuring; SBC in its acquisition of AT&T; AT&T in its acquisition of BellSouth; CSX in its proxy contest with activist investors; Cendant in its reorganization and in the sale of its Travelport subsidiary to Blackstone; Realogy in its sale to Apollo; Sequa in its sale to Carlyle; Performance Food Group in its sale to Blackstone and Wellspring; and GM in its sale of GMAC to Cerberus.

Prior to joining Evercore, Mr. Mestre represented, among others, Amgen in its acquisition of Immunex; AOL in its merger with Time Warner; Citigroup in its acquisition of Banamex, Mexico's largest bank; News Corporation in its acquisition of Hughes; SBC in its acquisition of Ameritech; Pacific Telesis in its sale to SBC; and Northrop Grumman in its mergers with Litton, Grumman and TRW.

Mr. Mestre's outside activities include serving as past Chairman of the Board of Cold Spring Harbor Laboratory, one of the nation's leading cancer, genetics and neuroscience research and educational institutions, and past Chairman of WNYC, New York's public radio stations. Mr. Mestre also serves on the Board of Directors of the Avis Budget Group, Inc. and Comcast Corporation.

Prior to joining Salomon Brothers in 1977, Mr. Mestre was an associate with the law firm of Cleary, Gottlieb, Steen & Hamilton. Mr. Mestre graduated summa cum laude and Phi Beta Kappa from Yale University in 1970 with a B.A. degree in Economics and Political Science and is a 1973 cum laude graduate of Harvard Law School.



Jonathan A. Knee
Senior Managing Director
New York

Jonathan Knee is a Senior Managing Director in our advisory business with 17 years of relevant experience.

Prior to joining Evercore, Mr. Knee was a Managing Director and Co-head of the Media Group at Morgan Stanley. He was previously Publishing Sector Head in the Communications, Media and Entertainment Group at Goldman, Sachs & Co. Since joining Evercore, Mr. Knee has advised LoopNet on its sale to CoStar Group, Schoolnet on its sale to Pearson, RiskMetrics on its to sale to MSCI, infoGROUP on its sale to CCMP Capital, Apax Partners on its acquisition of Thomson Learning and the follow-on Houghton Mifflin College division, NTL on its acquisition of Telewest, VNU N.V. on its sale to a private equity consortium, Freedom Communications on its recapitalization, The Hearst Corporation on its multiple investments in Fitch Ratings, Dow Jones on its purchase of CBS MarketWatch, BusinessWeek on its sale to Bloomberg and J.D. Power and Associates on its sale to McGraw-Hill, among others. Mr. Knee is currently an Adjunct Professor at the Columbia University Graduate School of Business, where he teaches Media Mergers and Acquisitions and Media Strategy and serves as the Director of the Media Program.

Mr. Knee currently serves on the Boards of Directors of Art Connection, Citizens' Committee for Children of New York, National Women's Law Center, New Alternatives for Children and the Yale Law School Fund. Mr. Knee has a J.D. from Yale University, an M.B.A. from Stanford University, an M.Sc. from Trinity College Dublin and a B.A. from Boston University.

Evercore Partners 16

Evercore Team

Confidential

Client Team for M&F Worldwide Special Committee (cont'd)



Jason M. Sobol
Senior Managing Director
New York

Jason Sobol is a Senior Managing Director of the firm's corporate advisory business.

Prior to joining Evercore, Mr. Sobol was Vice President of Acquisitions for the Davis Companies, the holding company for Marvin Davis-controlled entities, focusing on private equity and leveraged buyout opportunities primarily in media and entertainment. Mr. Sobol was also a Principal of the Davis family's venture fund, Stone Canyon Venture Partners. Prior to Davis Companies, Mr. Sobol was Senior Director of Business Development for LAUNCH.com, which was acquired by Yahoo!, and prior to that, a member of the Mergers & Acquisitions group of Goldman Sachs & Co.

Notable sell-side transactions include the sale of LoopNet to CoStar Group, Schoolnet to Pearson, 5Min to AOL, RiskMetrics to MSCI, Infogroup to CCMP Capital, Angel Learning to Blackboard, BusinessWeek to Bloomberg, Dice.com to a private equity consortium, Ziff Davis Enterprise to Insight Venture Partners, J.D. Power and Associates to McGraw-Hill, Publishing Group of America to a venture capital consortium, Jobing.com to Great Hill Partners, the Los Angeles and Midwest newspaper divisions of The Copley Press to MediaNews Group and GateHouse Media, respectively, Medical World Communications to Ascend Media, Bright Horizons Family Solutions to Bain Capital and PanAmSat Corporation to a private equity consortium. Buyside transactions include the acquisition of UpToDate by Wolters Kluwer, Thomson Learning by Apax Partners, Houghton Mifflin Higher Education business by Cengage Learning, Factiva by Dow Jones & Company and Fitch Group by Hearst Corporation (minority investment). Mr. Sobol has also advised on a broad range of transactions including IPOs, spin-offs, capital raises, recapitalizations and restructurings.

Mr. Sobol received a B.A. in Economics, with honors, from Harvard University.



Gus Christensen
Managing Director
New York

Gus Christensen is a Managing Director of the firm's corporate advisory business who advises corporate clients across a wide range of industries, with a focus on special committees, raid defense and other complex situations.

Prior to joining Evercore, he was an Associate in the Real Estate Investment Banking group at Goldman Sachs. Prior to business school, Mr. Christensen spent six years as a fixed income trader and debt capital markets banker at J.P. Morgan.

While with Evercore, Mr. Christensen has advised clients across a broad range of industries on significant M&A and restructuring assignments. His transaction experience includes the General Motors restructuring, the sale of Performance Food Group to affiliates of the Blackstone Group and Wellspring Capital Management, the sale of Commonwealth Telephone Enterprises to Citizens Communications, and the sale of Insight Communications to the Carlyle Group.

Mr. Christensen received his B.A. with distinction from Yale University and his M.B.A. with honors as a Palmer Scholar from The Wharton School of the University of Pennsylvania.

Evercore Partners

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Preliminary Situation Assessment EVERCORE PARTNERS

Preliminary Situation Assessment Confidential Overview of the Role of the Special Committee and its Financial Advisor • Upon being engaged by the Special Committee, Evercore will devote a focused, dedicated team to performing a rigorous due diligence investigation regarding the Company’s current financial and operating performance, as well as the prospects of the business going forward — Business unit leaders should provide input as to the potential risks and upside in the business plans / projections — Detailed follow-up financial and operational due diligence meetings with operating executives will be essential • The Special Committee, along with Evercore and the Committee’s legal advisor, will need to work together to understand various strategic, operational and financial alternatives, transaction motivations and negotiating leverage of each side — Majority of the Minority Vote ensures that only shareholders unaffiliated with the Chairman vote on the proposed transaction (e.g. ACS / Xerox), but is not enough to ensure the optimal outcome for public shareholders • Evercore to present in a timely manner its evaluation of management’s financial plan and valuation implications regarding various strategic alternatives, which may include: — Reject the proposal and run the business: If unlikely to realize the intrinsic value of the business in a transaction today — Engage with MF Holdings: If only likely to realize full intrinsic value through further negotiations with Mr. Perelman — Aggressively seek alternatives: If intrinsic value can be realized and maximized through an alternative transaction and a strong stance is taken vis-à-vis Mr. Perelman Potential divestiture of certain businesses to “unlock” intrinsic value and provide incremental financial flexibility; spin-merge of certain businesses to capture pro rata share of synergy opportunity in combination with another business; and other possible alternatives • Formulate with the Special Committee and legal advisors the optimal response to MF Holdings EVERCORE PARTNERS 18

Preliminary Situation Assessment Confidential I Illustrative Process Framework Evercore Structured Process Fundamental Valuation • Independent due diligence process • Valuation of current business plan • Public and private comparables analysis • Intrinsic valuation analysis (DCF) • Precedent buyouts of public shareholders by large insiders • Precedent strategic transactions • Bidders’ affordability analysis • Public takeovers premiums analysis • Sum of the parts analysis • Fairness Opinion / Inadequacy Opinion Maximize Special Committee Negotiating Evaluate Strategic Alternatives Leverage • Review of all available strategic alternatives: • Stay Independent — Execute current business plan — Portfolio Review (divestitures, strategic acquisitions or combinations) • Potential Buyers (parts / whole) — Strategic Buyers — Financial Buyers — Combination Enhance Certainty of Close • Tight financing documents, no financing contingencies • Narrow MAC clause • Require bidder guarantee -I — Best Represent Interests of MFW’s Public Shareholders • Proposed Transaction requires Special Committee approval • Sterilizing shareholder vote by requiring Majority-of-the Minority vote • Potentially create competitive dynamic via market check for all or part of the business EVERCORE PARTNERS 19

Preliminary Situation Assessment Summary of Various Valuation Methodologies Confidential 4/’ Analy:is:f Selected Publicly rff • Used to estimate the current market value of the business as a stand-alone, publicly traded entity • Given MFW’s unique and diversified asset/business mix, there are no perfect comparable companies • We would triangulate value between multiple trading groups for each of the divisions, each of which have their respective pros and cons from a Company valuation perspective Analysis of Selected Precedent Transactions • Used to estimate the value of the business in a control transaction, and typically incorporates the value of synergies and “control premium” • Given M&F’s unique asset mix and shareholder structure, as well as the rapidly evolving markets in which it operates, there are no perfect precedent transaction benchmarks • Also includes “premiums paid” benchmarking, to estimate a standard stock price premium for transactions of this nature PV of Future Equity p • Used to estimate the long-term value to shareholders in the context of the Company remaining publicly traded • Looks at the value created in the future by Management’s business plan and then discounts it back to the present at a range of values for the Company’s Cost of Equity Discounted Cash Flow Analysis • Used to estimate the intrinsic value of the business based on cash flow projections • Highly sensitive to terminal year and discount rate assumptions • DCF valuation will be an important tool to evaluate the relative attractiveness of the proposed offer to acquire the business against management’s view of M&F’s potential to continue to execute its standalone strategic plan Illustrative SOTP Analysis • Sum-of-the-Parts (“SOTP”) Analysis can be performed to estimate the value of the Company were it to be broken up • Potential tax considerations may be relevant LBO/Ability to Pay Analysis • Used to estimate the value that a financial sponsor may be willing to pay for the business based on cash flow projections and required rates of return on equity • Incorporates the specifics (size & cost) of a transaction’s debt financing package • The growth prospects of the business and exit opportunities perceived by a sponsor, as well as credit market conditions, will impact sponsor’s ability to pay A [ Evaluation of the Company’s standalone value is based on a mosaic of intrinsic and external methodologies including others beyond this list and not any one analysis in isolation -I, EVERCORE PARTNERS 20

Preliminary Situation Assessment Representative Key Issues facing the Special Committee Confidential L Valuation I. Approach • Evaluate the strategic and financial merits and associated risks of the proposal relative to M&F Worldwide as a standalone company and to other potential strategic alternatives • Determine the optimal negotiating tactics with Mr. Perelman to (a) maximize shareholder value and (b) effectively discharge the Special Committee’s legal responsibilities • Evercore to perform an expedited but thorough detailed due diligence investigation of the Company’s standalone operating pbn • Key components of our evaluation include, among other things (by division): (a) strategic direction of the business, (b) top-line growth assumptions, (c) cost saving opportunities, (d) product and customer pipelines, (e) potential divestiture candidates of select assets, (f) potential management needs, and (g) execution risks • Work with business/division heads to evaluate risks and opportunities of the long-term strategic plans • Utilize executive input as necessary recognizing the inherent conflicts of interest of certain executives • Evercore to perform valuation analysis of M&F Worldwide to assess the intrinsic value of the current business and its value to potential strategic and financial buyers (both in its entirety and for each of the divisions) • Evercore will work expeditiously to minimize the business disruption in its review process and has significant experience in doing so in similar situations with conflicting interests of various constituencies • Control of the process by the Special Committee and clear communication strategy is of paramount importance • Outline the approach the Special Committee is going to adopt in order to set expectations appropriately and immediately ;1 Issue;0] r Proposal by MF Holdings I I The Company’s Operating and Financial Plan I Management Team Business Disruption Internal! External Perception EVERCORE PARTNERS

Preliminary Situation Assessment Confidential Summary of Key Steps in the Process — Illustrative Timeline Evercore will work closely with the Special Committee at every step through conclusion of the process including, to the extent necessary, shareholder approval and litigation support Week 1 2 3 4 5 6 7 8 9 10 11 12 13 Beginning 6/13 6/20 6/27 7/4 7/11 7/18 7/25 8/1 8/8 8/15 8/22 8/29 9/5 Receipt of MF Holding’s preliminary proposal I Formation of Special Committee I Selection of legal and financial advisors to Special Committee I Special Committee formally clarifies its mandate to the BoD Formulate strategy for responding to MF Holdings, (others) I Communicate intended process highlights to BoD, MF Holdings, public s/h Due diligence of Company’s strategic plan I Valuation analysis Prepare supplemental information package for 3rd parties, if necessary and appropriate I Synthesize relative valuations, transaction motivations, and appropriate responses I Respond to MF Holdings (others) I Negotiation with MF Holdings (others) I Potential market check, if necessary and appropriate I Special Committee makes recommendation to public s/h I EVERCORE PARTNERS

Preliminary Situation Assessment Implied Proposal Premium Analysis Confidential Perelman’s proposal represents a 42% premium to the prior day stock price and a 5% discount to the trailing twelve month average Source: FactSet Note: Based on closing prices Period Average Price Prem./ (Disc.) Perelma&s Proposal Price 1 Day Prior (6/12/11) 1 Week Prior 2 Weeks Prior 1 Month Prior 3 Months Prior 6 Months Prior 1 Year Prior 2 Years Prior 52 Week High — Closing Price Prior Period Price Prem./(Disc.) $24.00 16.96 19.27 19.72 22.68 24.62 24.24 25.32 26.47 29.92 24.500 21.7°o 5.8°o (2.5° o) (9.3°o) (19.800) $24.00 16.96 18.97 21.52 22.66 24.96 24.45 28.27 25.74 29.92 41.5° o 26.5°o 11.5° o 5.9°o (3.8° o) (1.8° o) (15.1° o) (6.8° o) (19.8° o) EVERCORE PARTNERS 23

Preliminary Situation Assessment Historical Trading Range Confidential • The proposed buyout price is below the levels at which over 750 o of share trades have occurred in both the last 12 and 4 month periods CID C Twelve Month Analy1r I 5.6% 4.6% 3.2% 200.0 150.0 100.0 r 50.0 0.0 ‘ 200.0 150.0 • CID iW 24.20 o traded below $24.00 50.000 40.0 30.0 20.0 10.0 0.0 Volume: 40.9% O.0% 1.0% 1.2% 1.4% 25 0.00 16.1% 4.5% — 12.5% $15.00- $16.50- $18.00 - $19.50 — $21.00 — $22.50 — $24.00- $25.50- $27.00- $28.50 — 16.49 17.99 19.49 20.99 22.49 23.99 25.49 26.99 28.49 29.99 0 191,119 216,263 256,260 841,504 2,981,790 7,592,096 I I Four Month Analysi” CID C 60.00 50.0 40.0 30.0 20.0 10.0 0.0 2,945,877 2,317,550 1,208,658 22.90 o traded below $24.00 52.O% 250.00 1.3% 1.5% 2.2% 1.7% 2.9% $15.00 — $16.00 — $17.00 — 15.99 16.99 17.99 Volume: 0 88 733 102 386 Source: FactSet Note: Estimated based on daily volume and closing once data $18.00 — 18.99 152,891 $19.00 — 19.99 115,595 19.7% $20.00 — 20.99 204,037 $21.00 — 21.99 221,008 — — $22.00 — 22.99 393,785 $23.00 — 23.99 325,063 $24.00 — 24.99 3,635,966 5.4% $26.00 — 26.99 379,050 $25.00 — 25.99 1,375,060 EVERCORE PARTNERS Shares Traded 18.6mm °oofS/O 96.0°o Shares Traded 0mm °oofS/O 36.2°o 24